Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Klein Financial, Inc.

On June 21, 2018, the below FAQs prepared in connection with the proposed merger transaction between Old National Bancorp and Klein Financial, Inc. (“Klein”) were provided to employees of Klein and its wholly-owned subsidiary, KleinBank:

‘About Old National’ FAQ (for internal use only)

Please tell me more about this partnership announcement.

On June 20, 2018, Old National Bancorp (“Old National”) entered into an agreement to partner with Klein Financial, Inc. (“Klein”), the holding company for KleinBank. The transaction includes all 18 KleinBank branches. The transaction is expected to close in fourth quarter 2018, subject to required regulatory and shareholder approvals and customary closing conditions.

Will this partnership impact the sale of the three KleinBank branches to Wings Financial?

The sale of the three KleinBank branches to Wings Financial will not be impacted by the agreement with Old National, and will close as currently scheduled subject to the terms of the agreement with Wings Financial.

Why did Old National seek this partnership with KleinBank?

Old National recognized an opportunity to significantly strengthen and enhance our presence in the vibrant Twin Cities market through a partnership with a strong, like-minded institution. The KleinBank footprint, talented associate team and strong client base ideally complement Old National’s existing Twin Cities presence, providing us with the enhanced scale, product capability and market coverage to strongly compete in the Twin Cities – a market that remains economically vibrant with unique competitive dynamics that play into the strengths of our business model.

As we began to explore the possibility of this partnership, the leadership teams from both companies quickly became convinced that the culture of high accountability and service-focused banking at KleinBank, coupled with its strong family legacy, created an exceptional cultural and business fit. The community banking model that you are accustomed to as a KleinBank employee is consistent with the Old National principles and vision, and we firmly believe this partnership will enhance your ability to serve clients and support your communities.

It’s also important to note that while Old National has grown over the years into a successful mid-size bank with a five-state footprint and $19.5 billion in assets at the close of the partnership, we remain at our core a true community bank. Without a doubt, our associates are our most valuable asset, and we firmly believe that empowering them to strengthen the communities they serve is the key to our continued success.

What is the anticipated timeline for closing and conversion?

We expect to close the transaction in the 4th quarter of 2018, with a conversion timeline still to be determined. We will communicate specific dates once they are available.

What can you tell me about my employment with Old National? Will I remain employed beyond the conversion?

All KleinBank employees will become Old National associates at the time of closing, and your years of service with KleinBank will be credited toward any Old National benefits eligibility periods.

‘About Old National’ FAQ (for internal use only)

It’s simply too early in the process to make a determination about post-conversion roles and positions. In the weeks ahead, we’ll continue to partner with the Klein leadership team to work through all the details of the integration and conversion process – including employment matters. Through this process, we are committed to open, honest and frequent communication.

When can I expect to receive further information about my current KleinBank compensation and benefits — accrued PTO, incentives, or other related questions?

We recognize that this information is very important to you and a more detailed Human Resources FAQ will be provided within the next few weeks.

When can I expect to receive further information about Old National benefits?

Old National is committed to providing all associates and their families with competitive benefits choices. A complete overview of benefits is available at our welcome site for new associates (www.oldnational.com/welcome). Once there, click on the Associate Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

We recognize that many of you will have questions regarding Old National’s benefits options and coverages. Between now and closing, members of our Human Resources team will hold meetings with KleinBank employees to explain the benefits offered and to answer questions.

What are Old National’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner…for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

Old National is also deeply committed to ethics and governance. In fact, we have been named one of The World’s Most Ethical Companies by the prestigious Ethisphere Institute for seven consecutive years. And our corporate culture has been certified by the Ethisphere Institute for eight straight years.

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives:

1) Continue to strengthen our risk profile;

‘About Old National’ FAQ (for internal use only)

2) Increase our management discipline; and

3) Provide consistent, quality earnings to our shareholders.

Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, associates and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence and a multiple winner of the American Banking Association Community Commitment Award, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2017, Old National funded more than $6 million in grants and sponsorships, and our associates donated over 77,000 total volunteer hours in support of more than 2,000 organizations.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work-life balance. For four consecutive years, Old National has earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who help employees achieve “success at work and in their personal lives.” In addition, Old National was honored as one of American Banker Magazine’s Best Banks to Work For in 2016 and 2017.

How do we approach client service?

Much like at KleinBank, we take the time to get to know each client and to understand their financial needs, which allows us to provide highly individualized solutions from a partnership perspective. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates Old National.

Specifically, members of the Old National sales team use a LIFE Client Interaction Model to guide their interactions with clients. This client-centric approach is designed to help Old National associates exceed the expectations of clients at every stage of their lives. LIFE is an acronym that stands for Listen, Identify, Fulfill and Exceed. This consistent, deliberate and positive approach guides our associates in every client interaction.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National serves the wealth management and investment needs of clients.

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•

Old National Investments offers a broad spectrum of products and services, from individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans.

‘About Old National’ FAQ (for internal use only)

•	Capital Markets. Our Capital Markets team offers a variety of products to help companies manage risk, fluctuating interest rates and exposure in the foreign exchange markets, including Interest Rate Swaps, FX Interest and Tax Credit initiatives.

How do Old National associates throughout our footprint remain connected?

Old National associates stay connected in a variety of ways.

The Old National intranet site is an effective tool for sharing company and associate news, best practices, and other important information on a daily basis. In addition, the intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team and an interactive organizational chart.

All associates also have access to Microsoft Yammer, an internal social media platform where individuals can collaborate, share success stories and best practices, and recognize one another for a job well done.

As part of our focus on diversity and inclusion, associates also have the opportunity to join a variety of associate resource groups that help create and foster an inclusive environment where different backgrounds, perspectives and experiences are shared and valued. Examples include a Military Veterans Resource Group, PRIDE-LGBT & Allies Resource Group, and an Abilities First Resource Group that focuses on improving opportunities for those with disabilities.

Each region also has an ACE (Associate and Community Engagement) team. This is a group of associates who come together regularly to assess community engagement opportunities for the region while also giving voice to the priorities and needs of that region’s associate base.

Finally, Old National Chairman & CEO Bob Jones, and Old National’s Executive Leadership Group, keep associates abreast of important events and announcements via email and occasional audio postings on the intranet. Associates are also free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email box.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by self-selecting from a variety of development courses and materials offered through ONUniversity, our in-house training department. Associates also are empowered to pursue other approved educational opportunities. Available jobs within Old National are posted on the intranet, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer a variety of mentoring-based career development programs that provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

A continuous feedback process enables associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. Regular “Pulse” surveys allow associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

‘About Old National’ FAQ (for internal use only)

How can I learn more about Old National?

As mentioned above, we’ve created a welcome site at www.oldnational.com/welcome. There you can review the Old National associate handbook and link to the complete Old National associate benefits site. You can also learn about key company programs and initiatives. In addition, you can click on “Ask Bob” to send Old National Chairman and CEO Bob Jones a confidential email question.

You can also visit our corporate website, oldnational.com, where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a branch locator and much more.

‘About Old National’ FAQ (for internal use only)

Additional Information for Employees that are Shareholders

Communications in this letter and the documents enclosed herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“Klein”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Klein, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Klein and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Klein in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Klein. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Klein’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Klein to execute their respective business plans (including integrating the ONB and Klein businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Klein undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.